For Immediate Release

HCSB Financial Corporation Announces First Quarter 2017

Financial Results

Loris, SC, April 27, 2017----HCSB Financial Corporation, (the “Company”) (OTCQB: HCFB), the holding company for Horry County State Bank (the “Bank”), announced today financial results for the first quarter ended March 31, 2017. The Company announced net income of $293,000, or $0.00 per common share, for the first quarter of 2017, compared to net income of $1.4 million, or $0.00 per common share for the fourth quarter of 2016.

“Our Company is proud that we continue to deliver on our objectives from a year ago. We received notification that the Written Agreement issued by the Federal Reserve has been removed, we had another quarter of core earnings, strong loan growth and we have a promising outlook for 2017.” remarked Jan Hollar, Chief Executive Officer of the Company and the Bank. “We are also excited to announce a merger with United Community Banks, Inc. (UCBI) headquartered in Blairsville, GA with regional headquarters in Greenville, SC. This partnership will allow us to offer expanded products and services to our customers throughout the Myrtle Beach MSA and improve total banking relationships.”

Financial Highlights

During the first quarter of 2017, the Company reported net income of $293,000, as compared to net income of $1.4 million in the fourth quarter of 2016 and a net loss of $3.7 million in the first quarter of 2016. Net income, excluding provision for loan losses and income tax expense (non-GAAP), for the quarter ended March 31, 2017 was $293,000, an increase of $264,000 as compared to net income, excluding provision for loan losses and income tax benefit (non-GAAP), of $29,000 for the fourth quarter of 2016. Noninterest expense continued to decrease in the first quarter and was down $144,000 quarter-over-quarter as the net cost of operation of other real estate owned (“OREO”) decreased $102,000 and salary and employee benefit costs decreased $56,000 as compared to the fourth quarter of 2016.

The Company saw strong loan growth of $13.9 million, or 6%, for the first quarter of 2017 and totaled $229.0 million at March 31, 2017. Total deposits increased $9.1 million, or 3%, and totaled $322.3 million at March 31, 2017, compared to $313.3 million at December 31, 2016, as non-interest bearing demand accounts increased $2.3 million and interest-bearing accounts increased $26.4 million. Time deposits decreased $19.7 million, as management continued to focus on reducing the Company’s internet-based time deposits which were not renewed at maturity.

Interest Income and Net Interest Margin

Net interest income increased $119,000, or 5%, quarter over quarter, totaling $2.6 million for the first quarter of 2017 as compared to $2.5 million for the fourth quarter of 2016 and $1.9 million in the first quarter of 2016. Net interest margin increased 22 basis points to 3.08% for the quarter ended March 31, 2017 from 2.86% for the quarter ended December 31, 2016. The increase in net interest margin is primarily the result of a 6 basis point increase in yields on loans, a 9 basis point increase in yields on investment securities, and a 27 basis point increase in yields on interest-bearing deposits held with other financial institutions. The cost of liabilities also decreased as the cost of long-term borrowings decreased 32 basis points due to refinancing of certain Federal Home Loan Bank advances in the fourth quarter of 2016. The cost of deposits remained stable in the first quarter of 2017. Net interest margin for the first quarter of 2016 was 2.4% as the cost of borrowings were 5.91% due to outstanding subordinated debt and trust preferred securities that were redeemed in the second quarter of 2016.

Non-Interest Income

Non-interest income was $413,000 in the first quarter of 2017 compared to $412,000 in the fourth quarter of 2016 and $416,000 in the first quarter of 2016. There were no gains or losses on the sale of assets or securities in the first quarter of 2017 or the fourth quarter of 2016, while the Company recorded $17,000 in gains on the sale of securities in the first quarter of 2016.

Non-Interest Expense

Non-interest expense was $2.7 million in the first quarter of 2017 compared to $2.9 million in the fourth quarter of 2016 and $4.2 million in the first quarter of 2016. Decreases in non-interest expense from the fourth quarter of 2016 to the first quarter of 2017 were due primarily to a $56,000 decrease in compensation expense due to a decrease in employees and a $102,000 decrease in net cost of operation of other real estate owned as the company recorded gains on the sale of OREO and was released from a previously recorded liability. Partially offsetting these decreases was an increase in legal and professional fees, which increased $66,000 from the fourth quarter of 2016 to the first quarter of 2017.

Asset Quality

Overall asset quality continued to improve in the first quarter of 2017, as the Bank’s classified assets to Tier 1 capital ratio decreased to 36.6% at March 31, 2017. This compares to a classified assets to Tier 1 capital ratio of 46.4% and 336.9% at December 31, 2016 and March 31, 2016, respectively. OREO decreased by $270,000 during the quarter to $2.6 million at March 31, 2017 due to the sale of a property. Nonperforming loans decreased by $110,000 to $1.9 million at March 31, 2017. The ratio of nonperforming assets to total assets was 1.18% at March 31, 2017 as compared to 1.31% at December 31, 2016 and the ratio of nonperforming loans to total loans was 0.84% at the end of the first quarter of 2017 as compared to 0.94% at the end of the fourth quarter of 2016.

Allowance for Loan Losses

At March 31, 2017, the allowance for loan losses was $3.7 million, compared to $3.8 million at December 31, 2016. As a percentage of total loans held-for-investment, the allowance for loan losses was 1.62% as of March 31, 2017, down from 1.74% at December 31, 2016. Overall, the decrease in the allowance for loan losses as a percentage of total loans was due to a decrease in specific reserves. Out of the $3.7 million in total allowance for loan losses at March 31, 2017, specific allowances for impaired loans accounted for $593,000 as compared to $643,000 in the fourth quarter of 2016.

Balance Sheet and Capital

Total assets increased $8.7 million during the first quarter of 2017, as gross loans (including loans held-for-sale) increased $13.9 million compared to the fourth quarter of 2016. Total deposits also increased $9.1 million and totaled $322.3 million at March 31, 2017, compared to $313.3 million at December 31, 2016.

As of March 31, 2017 the Bank’s leverage ratio, Common Equity Tier 1 ratio (CET1), Tier 1 risk-based capital ratio, and total risk-based capital ratio were 10.08%, 14.69%, 14.69% and 15.94%, respectively.

About HCSB Financial Corporation

HCSB Financial Corporation is the holding company for Horry County State Bank, a full-service community bank providing services in eight branches across Horry County, South Carolina. Horry County State Bank’s website is www.hcsbaccess.com. HSCB shares are quoted on the OTCQB tier of the OTC Markets Group, Inc. under the symbol “HCFB”.

Caution About Forward-Looking Statements

Certain statements in this news release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future plans, goals, projections and expectations, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors, include, among others, the following: (1) the businesses of United Community Banks, Inc. (“United”) and the Company may not be integrated successfully or such integration may take longer to accomplish than expected; (2) the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes or at all; (3) disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; (4) the required governmental approvals of the merger may not be obtained on the anticipated proposed terms and schedule or at all; (5) the Company’s shareholders may not approve the merger; (6) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (7) the strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a deterioration in the credit quality or a reduced demand for credit, including the resultant effect on the company’s loan portfolio and allowance for loan losses; (8) the rate of delinquencies and amounts of charge-offs, the level of allowance for loan loss, the rates of loan growth, or adverse changes in asset quality in our loan portfolio, which may result in increased credit risk-related losses and expenses; (9) changes in the U.S. legal and regulatory framework; (10) adverse conditions in the stock market, the public debt markets and other capital markets (including changes in interest rate conditions) could have a negative impact on the company; (11) technology and cybersercurity risks, including potential business disruptions, reputational risks, and financial losses, associated with potential attacks on or failures by our computer systems and computer systems of our vendors and other third parties; and (12) risks, uncertainties and other factors disclosed in our most recent Annual Report on Form 10-K filed with the SEC, or in any of our Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed with the SEC since the end of the fiscal year covered by our most recently filed Annual Report on Form 10-K, which are available at the SEC’s Internet site (http://www.sec.gov).

Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. We can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by our company or any person that the future events, plans, or expectations contemplated by our company will be achieved. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of United’s and the Company’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by United with the SEC may be obtained free of charge at United’s website at http://www.ucbi.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from United by requesting them in writing to Investor Relations, United Community Banks, Inc., 125 Highway 515 East, Blairsville, Georgia 30514-0398, or by telephone to Investor Relations at (706) 781-2265. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s website at https://www.hcsbaccess.com, or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them in writing to HCSB Financial Corporation, 3640 Ralph Ellis Blvd., Loris, South Carolina 29569 Attn: Jan H. Hollar, or by telephone to Mrs. Hollar at (843) 716-6117.

United plans to file a registration statement on Form S-4 with the Securities and Exchange Commission to register the shares of United’s common stock that will be issued to the Company’s shareholders in connection with the proposed merger. The registration statement will include a joint proxy statement of the Company and prospectus of United and other relevant materials in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OR JOINT PROXY/PROSPECTUS BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. A definitive joint proxy statement/prospectus will be sent to the shareholders of the Company seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from United or the Company as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Merger Solicitation

United, the Company, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed merger. Information regarding the directors and executive officers of United and their ownership of United common stock is set forth in its 2016 Annual Report on Form 10-K, definitive proxy statement for United’s 2017 annual meeting of shareholders, as filed with the Securities and Exchange Commission on March 24, 2017, and other documents subsequently filed by United with the SEC. Information regarding the directors and executive officers of the Company and their ownership of the Company’s common stock is set forth in its Definitive Proxy Statement on Form DEF14A filed on June 20, 2016 and other documents subsequently filed by the Company with the SEC. Such information will also be included in the registration statement and joint proxy statement/prospectus for the Company’s special meeting of shareholders, which will be filed by United with the SEC. Additional information regarding the interests of such participants will be included in the registration statement and joint proxy statement/prospectus and other relevant documents regarding the proposed merger filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

For additional information contact:

Jennifer W. Harris

Chief Financial Officer

(843) 716-6407

jharris@horrycountystatebank.com

HCSB Financial Corporation

Condensed Consolidated Balance Sheet (Unaudited)

	As of
	March 31,	December 31,	September 30,	June 30,	March 31,
	2017	2016*	2016	2016	2016
	($ in thousands)
ASSETS
Cash and due from banks	$22,190	$25,429	$31,174	$64,024	$41,652
Investment securities available-for-sale	104,341	106,529	111,581	80,969	83,205
Nonmarketable equity securities	1,359	1,345	1,090	1,090	1,276
Loans held-for-sale	—	—	—	4,280	—
Loans	229,033	215,112	209,176	199,072	199,635
Allowance for loan losses	(3,717)	(3,750)	(4,676)	(4,492)	(3,719)
Net loans	225,316	211,362	204,500	194,580	195,916

Premises and equipment, net	14,182	14,314	14,456	14,591	15,758
Assets held-for-sale	—	—	—	768	—
Other real estate owned	2,617	2,887	4,032	7,256	11,270
Bank-owned life insurance	11,721	11,643	11,562	11,481	11,400
Deferred tax assets	20,569	19,646	16,270	16,270	19,587
Valuation allowance for deferred tax assets	(20,569)	(19,646)	(16,270)	(16,270)	(19,587)
Other assets	2,288	2,425	2,712	3,441	2,886

Total assets	$384,014	$375,934	$381,107	$382,480	$363,363

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits:
Demand noninterest-bearing	$43,666	$41,324	$47,060	$44,077	$40,227
Money market, NOW and savings	152,109	125,714	125,785	119,191	122,613
Time deposits	126,563	146,231	150,505	159,974	172,621
Total deposits	322,338	313,269	323,350	323,242	335,461

Short-term borrowings	848	1,983	1,662	1,659	1,248
Long-term debt	24,000	24,000	17,000	17,000	34,141
Accrued expenses and other liabilities	716	1,355	2,502	3,312	7,161
Total liabilities	347,902	340,607	344,514	345,213	378,011

Shareholders’ equity:
Preferred stock	—	—	—	9	12,895
Common stock	4,958	4,958	4,958	3,633	38
Warrants	—	—	—	—	1,012
Additional paid-in capital	68,550	68,411	68,273	81,903	30,220
Retained deficit	(34,490)	(34,783)	(36,183)	(48,177)	(58,090)
Accumulated other comprehensive loss	(2,906)	(3,259)	(455)	(101)	(723)
Total shareholders’ equity	36,112	35,327	36,593	37,267	(14,648)

Total liabilities and shareholders’ equity	$384,014	$375,934	$381,107	$382,480	$363,363

Common shares issued and outstanding	495,763,940	495,763,940	495,763,940	363,314,783	3,846,340

* Derived from audited financial statements.

HCSB Financial Corporation

Condensed Consolidated Income Statement (Unaudited)

	At or For the Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2017	2016	2016	2016	2016
	($ in thousands, except per share amounts)
Interest income
Loans, including fees	$2,724	$2,630	$2,667	$2,581	$2,483
Investment securities	480	473	426	386	461
Nonmarketable equity securities	15	13	11	14	14
Interest on deposits at banks	40	37	68	73	31
Total interest income	3,259	3,153	3,172	3,054	2,989
Interest expense
Money market, NOW and savings deposits	140	108	115	100	96
Time deposits	346	385	403	412	427
Borrowings	151	157	150	97	523
Total interest expense	637	650	668	609	1,046
Net interest income	2,622	2,503	2,504	2,445	1,943
Provision for loan losses	—	(1,061)	—	3,560	1,424
Net interest income (loss) after provision	2,622	3,564	2,504	(1,115)	519
Noninterest income
Service charges on deposit accounts	162	168	188	189	161
Mortgage banking income	31	41	7	—	—
Income from bank-owned life insurance	108	111	110	110	110
Gain (loss) on sale of securities available for sale	—	—	153	(102)	17
Loss on sale of assets	—	—	(222)	—	—
Gain on extinguishment of debt	—	—	—	19,115	—
Other noninterest income	112	92	98	141	128
Total noninterest income	413	412	334	19,453	416
Noninterest expenses
Salaries and employee benefits	1,560	1,616	1,638	1,668	1,286
Occupancy and equipment	476	458	493	486	499
Legal and professional fees	417	351	428	1,076	215
FDIC insurance	44	21	204	206	309
Impairment on assets held-for-sale	—	—	1	247	—
Net cost of operation of other real estate owned	(65)	37	1,392	3,273	1,564
Other noninterest expense	310	403	467	549	345
Total noninterest expenses	2,742	2,886	4,622	7,505	4,218
Income (loss) before income taxes	293	1,090	(1,784)	10,833	(3,283)
Income tax expense (benefit)	—	(310)	—	920	—
Net income (loss)	293	1,400	(1,784)	9,913	(3,283)
Preferred dividends	—	—	—	—	(398)
Gain on redemption of preferred shares	—	—	—	13,778	—
Net income (loss) available to common shareholders	$293	$1,400	$(1,784)	$23,691	$(3,681)

Earnings per common share, fully diluted	$0.00	$0.00	$(0.00)	$0.03	$(0.96)
Weighted average diluted common shares	469,054,565	508,945,190	411,085,981	319,862,554	3,846,340

HCSB Financial Corporation

Average Balance Sheets and Net Interest Analysis (Unaudited)

	For the Three Months Ended
	March 31, 2017			March 31, 2016
	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate (2)	Balance	Expense	Rate (2)
	($ in thousands)
Assets
Interest-earning assets:
Loans and loans held for sale (1)	$218,316	$2,724	5.07%	$205,314	$2,483	4.85%
Interest-bearing deposits	20,662	40	0.79%	26,037	31	0.48%
Investment securities	105,773	480	1.82%	86,902	461	2.12%
Other interest-earning assets	1,346	15	4.53%	1,142	14	4.92%

Total interest-earning assets	346,097	3,259	3.83%	319,395	2,989	3.75%

Allowance for loan losses	(3,753)			(4,600)
Cash and due from banks	2,018			1,768
Premises and equipment (net)	14,262			15,855
Other assets	17,537			27,705

Total assets	$376,161			$360,123

Liabilities and shareholders’ equity
Interest-bearing liabilities:
Interest-bearing demand	$40,911	$13	0.13%	$39,164	$17	0.17%
Money market, NOW and savings	94,490	127	0.55%	77,346	79	0.41%
Time deposits	128,835	332	1.05%	174,946	427	0.98%
Brokered deposits	8,074	14	0.71%	—	—	0.00%
Total interest-bearing deposits	272,310	486	0.73%	291,456	523	0.72%
Short-term borrowings	1,182	1	0.34%	1,253	—	0.00%
Long-term debt	24,000	150	2.54%	34,248	523	6.13%
Total borrowed funds	25,182	151	2.44%	35,501	523	5.91%

Total interest-bearing liabilities	297,492	637	0.87%	326,957	1,046	1.28%

Net interest rate spread		2,622	2.96%		1,943	2.47%

Noninterest-bearing demand deposits	41,387			37,889
Other liabilities	1,526			7,133
Shareholders’ equity	35,756			(11,856)

Total liabilities and shareholders’ equity	$376,161			$360,123

Net interest margin			3.08%			2.44%

(1)	Nonaccrual loans are included in the average loan balances.
(2)	Yield rate calculated on Actual/Actual day count basis, except for yield on investments which is calculated on a 30/360 day count basis.

HCSB Financial Corporation

Selected Ratios (Unaudited)

	At or For the Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2017	2016	2016	2016	2016
	($ in thousands, except per share amounts)
Per Share Data:
Basic Earnings (Loss) per Common Share	$0.00	$0.00	$(0.00)	$0.03	$(0.96)
Book value per common share (1)	$0.07	$0.07	$0.07	$0.10	$(7.16)
Common shares outstanding	495,763,940	495,763,940	495,763,940	363,314,783	3,846,340
Weighted average dilutive common shares outstanding	469,054,565	508,945,190	411,085,981	319,862,554	3,846,340

Selected Performance Ratios:
Return on Average Assets	0.32%	1.47%	-1.85%	11.07%	-3.57%
Return on Average Equity (2)	3.33%	15.33%	-19.92%	-336.28%	N/A
Net interest margin (non-tax equivalent)	3.08%	2.86%	2.80%	2.84%	2.45%
Non-interest Income as a % of Revenue	11.25%	11.56%	9.53%	86.43%	12.22%
Non-interest Income as a % of Average Assets	0.11%	0.11%	0.09%	5.40%	0.11%
Non-interest Expense as a % of Average Assets	0.73%	0.76%	1.20%	2.08%	1.14%

Asset Quality:
Past due 30-59 days (and still accruing)	$283	$888	$535	$636	$3,667
Past due 60-89 days (and still accruing)	52	150	112	159	647
Past due 90 days plus (and still accruing)	—	—	—	—	—
Nonaccrual loans	1,915	2,025	931	332	6,115
Nonperforming loans	1,915	2,025	931	332	6,115
Nonperforming loans held for sale (nonaccruing)	—	—	—	4,012	—
OREO	2,617	2,887	4,032	7,256	11,270
Nonperforming assets	4,532	4,912	4,963	11,600	17,385

Nonperforming loans to total loans	0.84%	0.94%	0.45%	0.17%	3.06%
Nonperforming assets to total assets	1.18%	1.31%	1.30%	3.03%	4.78%
Allowance to total loans held-for-investment	1.62%	1.74%	2.24%	2.26%	1.86%
Allowance to nonperforming loans	194.10%	185.19%	502.26%	1353.01%	60.82%
Allowance to nonperforming assets	82.02%	76.34%	94.22%	38.72%	21.39%
Net charge-offs (recoveries) to average loans (annualized)	0.06%	-0.26%	-0.36%	5.46%	4.32%

Capital Ratios (Bank):
Common Equity Tier 1 (CET1) capital	$38,175	$37,721	$36,404	$38,114	$9,238
Tier 1 capital	38,175	37,721	36,404	38,114	9,238
Tier 2 capital	3,254	3,122	3,039	2,939	2,962
Total risk based capital	41,429	40,843	39,443	41,053	12,200
Risk weighted assets	259,836	249,122	241,456	233,528	236,204
Average assets for leverage ratio	378,649	379,052	388,135	384,914	360,649

Common Equity Tier 1 (CET1) ratio	14.69%	15.14%	15.08%	16.32%	3.91%
Tier 1 ratio	14.69%	15.14%	15.08%	16.32%	3.91%
Total risk based capital ratio	15.94%	16.39%	16.34%	17.58%	5.17%
Tier 1 leverage ratio	10.08%	9.95%	9.38%	9.90%	2.56%

(1)	Book value per share excludes non-voting preferred shares
(2)	Ratio not applicable in prior periods due to negative equity